SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended April 2001	Commission File Number 000-32027

CENTURION ENERGY INTERNATIONAL INC.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA
(Jurisdiction of Incorporation or Organization)

800, 205 – 5TH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 2V7
(Address of Principal Executive Offices)

Telephone (403) 263-6002

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

FORM 20-F	[ X ]	Form 40-F	[ ]

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	[ ]	NO	[ X ]

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Total Number of pages is 4

CENTURION ENERGY INTERNATIONAL INC.

NEWS RELEASE DATED FEBRUARY 13, 2001

Centurion Provides Update of Activities in Egypt

Calgary, Alberta -- Centurion Energy International Inc. (TSE: CUX) has released an update of activities on its El Manzala Concession which covers 420,000 acres in Egypt. Centurion has 100% working interest in this concession and at the present time is concentrating on two core areas, El Wastani and Abu Monkar.

Centurion’s plans for Egypt in 2001/2002 focus on tying in gas from the El Wastani field and undertaking exploration and development drilling to prove up additional reserves in both of the El Wastani and Abu Monkar areas.

Production from the El Wastani field is expected to commence by mid-year, with initial production from two wells estimated to be approximately 12 mmcf/d of gas and 300 bopd of condensate. Success on any additional well in the Abu Monkar area when added to the Abu Monkar #1 reserves would enhance the economics of constructing a pipeline to tie into the national gas grid. Centurion expects that first gas from the Abu Monkar area will be on-stream by mid 2002.

April Construction Start for El Wastani Pipeline

The tie-in of the El Wastani field is progressing and the project remains on schedule to tie-in production by mid year.

Approvals for the El Wastani Field Plan of Development (POD) and the Gas Sales Agreement were received in November 2000, allowing the gas project to move into the construction phase. Line pipe has been purchased for the pipeline and gathering system to tie-in gas from the El Wastani field to a nearby gas processing facility. Pipeline survey and soil investigation work is underway and construction of the pipeline is expected to begin in April.

Aggressive Drilling Program Planned for 2001/2002

The drilling program is an aggressive plan which is scheduled to be completed by mid 2002.

A drilling rig has been contracted to carry out further development and exploration drilling in the El Manzala Concession. The rig, expected to be available to Centurion in April, has been contracted for three firm wells with the option to drill four additional wells.

The first well will be drilled in the El Wastani area. East El Wastani is scheduled to spud in April. An option well to the south of the East El Wastani field is planned later in the year pending success at East El Wastani. A second option well, El Wastani #3, is scheduled to spud in the fourth quarter following a seismic acquisition program which is currently underway.

The second well, Gelgel #1, will be drilled in the southern part of the El Manzala concession and is scheduled to spud in July. Gelgel #1 is 20 kilometres to the northwest of the discovery well, Abu Monkar #1. The third well, Abu Fasada, will spud following completion of drilling Gelgel #1. Two option wells could be drilled in the Abu Monkar area pending drilling results from Gelgel. Success on any one well when added to the Abu Monkar #1 reserves would enhance the economics to construct a pipeline to tie into the national gas grid.

Projects in the El Manzala concession, which have progressed significantly since Centurion became operator, are key to Centurion’s strategy to balance its gas to oil production mix.

Certain statements in this press release constitute forward looking statements. The information in this press release is based on Centurion Energy’s current information, expectations and assumptions, and is subject to a number of uncertainties and risks that could cause the actual results to differ materially from those anticipated. Such risks include, among others, the risk that production flow rate could be materially less then the flow rate tested and the uncertainty as to the timing of the commencement of production and continuing production levels.

FOR MORE INFORMATION, PLEASE CONTACT:
Said S. Arrata, President and CEO,
or
Barry W. Swan, Senior Vice President, Finance and CFO
Tel: (403) 263-6002 / Fax: (403) 263-5998
E-mail: info@centurionenergy.com
Web: http://www.centurionenergy.com

        The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CENTURION ENERGY INTERNATIONAL INC.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CENTURION ENERGY INTERNATIONAL INC.
April 24, 2001	/s/ Barry W. Swan Barry W. Swan Senior Vice-President Finance and CFO